UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2009	Commission File Number: 001-31891

TRANSGLOBE ENERGY CORPORATION
(Translation of registrant's name into English)

#2500, 605 – 5th Avenue S.W., Calgary, AB T2P 3H5
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

[           ] Form 20-F   [ x ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [           ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [           ]

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [           ] No [ x ]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _________

SUBMITTED HEREWITH

NOTE: This submission on Form 6-K is comprised of documentation filed on the Canadian "System for Electronic Document Analysis and Retrieval" on February 17, 2009 pursuant to a request of the Alberta Securities Commission.

Exhibits

99.1	Production Sharing Agreement: Block 32, Republic of Yemen

99.2	First Amendment to Production Sharing Agreement for Block 32, Republic of Yemen

99.3	Production Sharing Agreement: Block 72, Republic of Yemen

99.4	Production Sharing Agreement: Block 75, Republic of Yemen

99.5	Production Sharing Agreement: Block S-1, Republic of Yemen

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TransGlobe Energy Corporation
(Registrant)

Date: February 17, 2009	By:	/s/ David Ferguson

David C. Ferguson
	Title:	Vice President, Finance & CFO